Exhibit 12

Fleming Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

                                             28 Weeks Ended
                                        July 11,        July 12,
(In thousands of dollars)                 1998            1997
-----------------------------------------------------------------------------
Earnings:
Pretax income                           $ 55,065        $ 38,467
Fixed charges, net                       107,995         105,720
                                        --------        --------
Total earnings                          $163,060        $144,187
                                        ========        ========
Fixed charges:
Interest expense                        $ 87,063        $ 85,045
Portion of rental charges
 deemed to be interest                    20,702          20,477
Capitalized interest                           -               -
                                        --------        --------
Total fixed charges                     $107,765        $105,522
                                        ========        ========
Ratio of earnings
 to fixed charges                           1.51            1.37

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

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